CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-31826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud (City) MN (State) 56301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 W 5th Street, #2700 (Address) Los Angeles (City) CA (State) 90013 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

1, Mark Shelson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cetera Investment Services LLC ' as of December 31 20 18 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA D. FEDDEMA
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

0 (a) Facing Page.
0 (b) Statement of Financial Condition.
D (c) Statement oflncome (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
D (d) Statement of Changes in Financial Condition.
D (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
0 (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors .
§ (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
O U) A Reconciliation , including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (not required)
0 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
0 (1) An Oath or Affirmation.
0 (m) A copy of the SIPC Supplemental Report.
0 (n) A Report Describing the Existence of Internal Control over Compliance with the Financial Responsibility Rules and the Broker-Dealer's compliance with the Financial Responsibility Rules (the "Compliance Report") and the Report of Independent Registered Public Accounting Firm Thereon

*For conditions of confidential treatment of certain portions of thisfiling , see section 240.17a-5(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2016.

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	8,792,448
Cash segregated under federal regulations		65,497,551
Receivable from clearing organizations, brokers and dealers		1,934,388
Receivable from customers		26,907,698
Commissions receivable		6,658,508
Other receivables		11,257,345
Deferred charges		6,885,797
Other assets		5,561,198
Total assets	$	133,494,933
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to clearing organizations, brokers and dealers	$	1,089,043
Payables to customers		58,919,558
Commissions payable		18,290,236
Accrued expenses and accounts payable		2,405,834
Deferred revenue		2,012,125
Other liabilities		5,462,337
Total liabilities		88,179,133
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBER'S EQUITY		45,315,800
Total liabilities and member's equity	$	133,494,933

The accompanying notes are an integral part of the statement of financial condition.

CETERA INVESTMENT SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through financial institutions.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). On July 15, 2018, Aretec entered into an Agreement and Plan of Merger with GC Two Holdings, Inc. ("GC Two") and GC Two Merger Sub, Inc. On October 1, 2018, GC Two Merger Sub merged with and into Aretec with Aretec surviving the merger and continuing as a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the Statement of Financial Condition.

Commissions Receivable and Payable

Commissions receivable includes commissions from brokerage, mutual fund and direct private placement transactions, traded but not yet received. Commissions receivable also includes mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2018, securities owned of $62,068 are included in other assets. Securities sold, not yet purchased of $12,554 are included in other liabilities. See Note 3 for more information.

Other Receivables

Other receivables primarily consist of accrued customer account fees, accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The allowances are typically amortized over the term of the program's contract. As of December 31, 2018, the Company had unamortized deferred charges of $6,885,797. See Contract Acquisition Costs below.

Other Assets

Other assets primarily consist of investments not readily marketable, prepaid expenses, and furniture, equipment and software with a cost of $917,003. Furniture, equipment and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years.

Deferred Credits

Deferred credits primarily consist of contract rebates received on the signing of the Company's service bureau contract. The contract rebates are amortized over the 8 year term of the contract.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the deferred charges line of the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. See Deferred Charges above.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's financial results are included in a consolidated tax return with Aretec and GC Two. The Company recognizes income tax expense in its financial statements using the separate return method. As part of the Company's tax sharing agreement with Cetera Holdings, the Company does not separately record deferred income taxes in its financial statements.

As of December 31, 2018, the Company determined that it had no uncertain tax positions that affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. ASU 2016-13 becomes effective beginning after December 15, 2019. The Company will evaluate the impact of this ASU on our financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company will evaluate the impact of this ASU on our financial statements and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2018 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 174,802	$ -	$ -	$ 174,802
Securities owned - recorded in other assets:				
Equity securities	595	-	-	595
Mutual funds	2,453	-	-	2,453
Certificate of deposits	-	59,020	-	59,020
Total securities owned	3,048	59,020	-	62,068
Total	$ 177,850	$ 59,020	$ -	$ 236,870

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Equity securities	$ 7,505	$ -	$ -	$ 7,505
Certificate of deposits	-	5,049	-	5,049
Total	$ 7,505	$ 5,049	$ -	$ 12,554

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities and mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Certificate of deposits are fair valued by management using third-party pricing services, and are also classified within Level 2.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's processing of customer transactions and consisted of the following as of December 31, 2018:

Receivables:	
Omnibus account receivable	$ 1,731,516
Fails to deliver	185,572
Securities borrowed	17,300
Total	$ 1,934,388
Payables:	
Clearing organization	$ 941,078
Fails to receive	147,965
Total	$ 1,089,043

NOTE 5 - INCOME TAXES

The Company had no unsettled liability with Cetera Holdings for income taxes as of December 31, 2018.

The Company believes that, as of December 31, 2018, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2018.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2015. The Company's state income tax returns are open to audit under the statute of limitations for 2014 to 2017.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plans in 2018 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. In 2018 Cetera Investment Services ("CIS") allocated expenses to its related parties: Cetera Investment Advisor ("CIA") and Cetera Advisory Services ("CAS"), per an expense sharing agreement.

As of December 31, 2018, there were $155,771 and $105,974 of outstanding receivable to CIS from CAS and CIA, respectively. As of December 31, 2018, there were $664,075 of outstanding payables to Cetera Financial in connection with these services.

Related party payable of $403,607, net of $681,967 related party payable and $278,360 related party receivable, is reflected in accrued expenses and accounts payable on the Statement of Financial Condition.

NOTE 8 - OFF BALANCE SHEET RISK

The Company is engaged in various principal and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions, and, if applicable, may elect to sell all or a portion to limit the loss.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2019	$ 2,700,000
2020	2,700,000
2021	2,700,000
Total	$ 8,100,000

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit does not have a stated expiration. There were no outstanding borrowings as of December 31, 2018.

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the Statement of Income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

The Company has determined no estimated losses. Management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the Company's financial condition.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2018, the Company had net capital of $24,449,981, which was $24,199,981 in excess of required net capital of $250,000.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Statement of Financial Condition.

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